Mail Stop 3561

April 10, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. David M. Ratcliffe
Chairman and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

      Re: **The Southern Company**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 1-3526

              Alabama Power Company
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 1-3164

              Georgia Power Company
               Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 1-6468

              Gulf Power Company
               Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 0-2429

              Mississippi Power Company
               Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 1-11229

              Southern Power Company
               Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 27, 2007
              File No. 333-98553

Dear Mr. Ratcliffe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief